UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

JERRICK MEDIA HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

476496104

(CUSIP Number)

June 6, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a. ☐ Rule 13d-1(b)

b. ☒ Rule 13d-1(c)

c. ☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 476496104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur Rosen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,308,778 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,308,778 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,308,778 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.8%
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 1,146,704 shares of Common Stock held directly by the Reporting Person, (ii) 132,074 shares of Common Stock held by Pearl Digital Opportunities Fund LLC (“Pearl”), (iii) Common Stock Purchase Warrants to acquire 10,000 shares of the Issuer’s Common Stock at $5.00 per share, and (iv) Common Stock Purchase Warrants to acquire 20,000 shares of the Issuer’s Common Stock at $5.00 per share held by minor children of the Reporting Person. Reporting Person is the Managing Member of Pearl.

Item 1.	(a)	Name of Issuer

Jerrick Media Holdings, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices

202 S. Dean Street Englewood, NJ 07631

Item 2.	(a)	Name of Person Filing Arthur Rosen

	(b)	Address of Principal Business Office or, if none, Residence 50 Riverside Blvd., Apt 20B New York, NY 10069

	(c)	Citizenship

New York

	(d)	Title of Class of Securities

Common stock, $0.001 par value per share, of the Issuer (the “Common Stock”), and Common Stock Purchase Warrants to acquire Common Stock

	(e)	CUSIP Number

476496104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,308,778 (1)

(b)	Percent of class: 13.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,308,778 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,308,778 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Includes (i) 1,146,704 shares of Common Stock held directly by the Reporting Person, (ii) 132,074 shares of Common Stock held by Pearl Digital Opportunities Fund LLC (“Pearl”), (iii) Common Stock Purchase Warrants to acquire 10,000 shares of the Issuer’s Common Stock at $5.00 per share, and (iv) Common Stock Purchase Warrants to acquire 20,000 shares of the Issuer’s Common Stock at $5.00 per share held by minor children of the Reporting Person. Reporting Person is the Managing Member of Pearl.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020	/s/ Arthur Rosen
Arthur Rosen